UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  FEMONE, INC.

                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   31446N 10 6
                                 (CUSIP Number)
                                  Alfred Hanser
                           1915 A Estrella de Mar Ct.
                               Carlsbad, CA 92009
                                  760-448-2498


   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 October 17,2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 31446N 10 6                 13D                         Page 2 of 5

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Alfred Hanser
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)  / /
                                             (b)  /X/
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS
     Stock Dividend
------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)             /  /
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER.
     7,060,227
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8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER.
     -0-
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9.   NUMBER  OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER.
     7,060,227
------------------------------------------------------------------------------
10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER.
     -0-
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,060,227

CUSIP No. 31446N 10 6                 13D                         Page 3 of 5



Item 1.   SECURITY AND ISSUER.

The title and class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of FemOne, Inc. (the "Company"). The address of the principal executive offices of the Company is 5600 Avenida Encinas, Suite 130, Carlsbad, Ca 92008.

Item 2.   IDENTITY AND BACKGROUND.

(a)- (c) This Schedule 13D is being filed by Alfred Hanser, 1915 A Estrella de Mar Ct., Carlsbad, CA 92009


(d) - (e) During the past five years, Mr. Hanser has not been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hanser is a citizen of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 1, 2003, Mr. William Asselstine (the "Seller"), the majority shareholder, president, secretary, treasurer, and a director of the Company, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Mr. Raymond W. Grimm, Jr. and Alfred Hanser (the "Purchasers"). Under the terms of the Stock Purchase Agreement, Mr. Asselstine has sold to Mr. Grimm and Mr. Hanser an aggregate of 5,000,000 shares of the common stock of the Company, representing approximately 77.9% of the Company's current outstanding shares of common stock. The closing of the purchase and sale of shares was effective August 20, 2003. Also on August 20, 2003, the Board of Directors declared a six for one stock split by a stock dividend payable on September 1, 2003 or such date thereafter that might be required. The shares were paid on September 22, 2003. The shares to which this Schedule 13D are 7,060,227 being issued to Mr. Hanser as the result of the dividend and the finalization of a merger with FemOne, Inc., a privately held California corporation.



Item 4.   PURPOSE OF THE TRANSACTION.


Based on the acquisition of the 7,060,227 shares of the common stock of the Company, Mr. Hanser owns approximately 24.42% of the Company's outstanding shares of common stock. The shares are for personal investment purposes. Mr. Hanser has no present plans or proposals which relate to, or would result in any of the actions referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

(a) - (c) Mr. Hanser beneficially owns 7,060,227 shares or approximately 24.42% of the outstanding shares of the Company. Mr. Hanser has sole disposition and voting power with






CUSIP No. 31446N 10 6                 13D                         Page 4 of 5

respect to the shares described above. The only transactions involving shares of Common Stock by Mr. Hanser during the past 60 days were the purchases of the shares of Common Stock described in item 3 above. The calculations above are based upon 28,900,835 shares of Common Stock outstanding on October 17, 2003.

(d) and (e):  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To Mr. Hanser's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between him and any other person with respect to any securities of the Company, including but not limited to transfer or voting or any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls or guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit No.         Description

  None


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 17, 2003

                                   By:  /s/ Alfred Hanser
                                        ------------------
                                        Alfred Hanser